QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

GENZYME CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Year Ended December 31,									Nine Months Ended September 30, 2004
	1999		2000		2001	2002		2003

Income (loss) before income taxes	$117,928		$(7,462)		$(118,343)	$104,211		$5,055		$348,730
Add: equity in loss of equity method investments	42,696		44,965		35,681	16,858		16,743		12,467
Deduct: minority interest	(3,674)		(4,625)		(2,259)	—		(2,232)		(3,715)

Income (loss) before income taxes, equity in loss of equity method investments and minority interest	156,950		32,878		(84,921)	121,069		19,566		357,482
Add:
Fixed charges:
Portion of rents representative of the interest factor	7,533		9,233		11,233	11,833		15,233		11,425
Amortization of debt issuance costs(1)	1,333		1,148		2,638	2,964		3,311		9,249
Interest expense	20,438		14,562		34,495	24,188		23,289		24,001
Amortization of capitalized interest	3,021		3,287		3,829	4,178		5,132		4,308
Minority interest in pre-tax loss of subsidiaries that have not included fixed charges	3,674		4,625		2,259	—		2,232		3,715

As adjusted income (loss)	$192,949		$65,733		$(30,467)	$164,232		$68,763		410,180

Fixed charges:
Interest expense	$20,438		$14,562		$34,495	$24,188		$23,289		$24,001
Capitalized interest	1,329		2,713		4,173	5,250		6,136		6,242
Amortization of debt issuance costs(1)	1,333		1,148		2,638	2,964		3,311		9,249
Portion of rents representative of the interest factor	7,533		9,233		11,233	11,833		15,233		11,425

Total fixed charges	$30,633		$27,656		$52,539	$44,235		$47,969		$50,917

Ratio of earnings to fixed charges(2)	6.3	x	2.4	x	—	3.7	x	1.4	x	8.1	x

(1)
Amortization of debt issuance costs for the nine months ended September 30, 2004 includes a charge of $5.3 million to write off the unamortized portion of the debt fees associated with our 3% convertible subordinated debentures, which we redeemed in June 2004.

(2)
The ratio of earnings to fixed charges is not presented for the year ended December 31, 2001 because in such year fixed charges exceeded earnings (as set forth above) by $83.0 million primarily due to:

•
$95.6 million of charges for in-process research and development resulting from the acquisitions of Novazyme Pharmaceuticals, Inc. and Wyntek Diagnostics, Inc.; and

•
a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.

QuickLinks

  Exhibit 12.1
GENZYME CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (Amounts in Thousands)